UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            AFG ENTERPRISES USA, INC.
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                                (Name of Issuer)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
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                         (Title of Class of Securities)

                                    00106F208
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                                 (CUSIP Number)

                                  William Santo
                           181 Wells Avenue, Suite 100
                           Newton, Massachusetts 02459
                                 (617) 928-6001
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00106F208

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1.    Names of Reporting Persons. I.R.S. Identification Nos. of above persons
      (entities only).

      William Santo

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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)

      (b)

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3.    SEC Use Only

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4.    Source of Funds (See Instructions): OO

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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)

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6.    Citizenship or Place of Organization: USA.

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                        7.    Sole Voting Power: 614,919 shares of common stock.
  Number of
  Shares                --------------------------------------------------------
  Beneficially          8.    Shared Voting Power: 0.
  Owned by
  Each                  --------------------------------------------------------
  Reporting             9.    Sole Dispositive Power: 614,919 shares of common
  Person With                 stock.

                        --------------------------------------------------------
                        10.   Shared Dispositive Power: 0.

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person: 614,919
      shares of Common Stock.

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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
      Instructions)

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13.   Percent of Class Represented by Amount in Row (11): 12%

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14.   Type of Reporting Person (See Instructions)
      IN

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

Item 1. Security and Issuer

This Schedule 13D relates to common stock, par value $0.001 per share, of AFG Enterprises USA, Inc., a Nevada corporation (the "Issuer"). The Issuer's principal executive office is located at 181 Wells Avenue, Suite 100, Newton, Massachusetts 02459.

Item 2. Identity and Background

This Schedule 13D is being filed by William Santo (the "Reporting Person").

      (a)   Name: William Santo

      (b) Business Address: 181 Wells Avenue, Suite 100, Newton, Massachusetts 02459.

      (c) The Reporting Person is a director and the Chief Executive Officer of AFG Enterprises USA, Inc. with a principal business address of 181 Wells Avenue, Suite 100, Newton, Massachusetts 02459.

      (d) During the last 5 years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last 5 years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

On March 29, 2006, the Issuer acquired FP Technology Holdings, Inc., a Delaware corporation ("FP"), through a merger of FP Merger Sub, Inc., a wholly-owned subsidiary of the Issuer, with and into FP pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated March 29, 2006. As a consequence of the merger, (i) FP became a wholly-owned subsidiary of the Company and (ii) each share of common stock of FP outstanding immediately prior to the effective time of the merger was converted into the right to receive shares of common stock of the Issuer at an exchange ratio of 0.4032248 share of the Issuer common stock for each share of FP common stock. As a result, the Reporting Person acquired 614,919 shares of common stock of the Issuer in exchange for all outstanding shares of FP common stock held by him immediately prior to the merger. Reporting Person exercises voting control of all of the shares. However, such shares are subject to vesting restrictions. See Item 5.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of FP Technology Holdings, Inc. This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of March 29, 2006 and a filing date of April 4, 2006 (the "Acquisition 8-K"). Except as set forth in this Item 4 and in the Acquisition 8-K, the Reporting Person does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

      (a) The Reporting Person owns 614,919 shares of restricted common stock of the Issuer, which represents approximately 12% of the total common stock of the Issuer outstanding as of March 29, 2006.

      (b) The Reporting Person possesses sole power to vote 614,919 shares of restricted common stock of the Issuer. The Reporting Person will not have the power to dispose of the shares of restricted common stock until the restricted common stock has vested. Of the 614,919 shares of restricted common stock (i) 302,419 shares of common stock of the Issuer will vest on the third anniversary of the January 5, 2006 grant date, and (ii) 312,500 shares of restricted common stock of the Issuer will vest on the second anniversary of the financing transaction by the Issuer of $50 million in Senior Secured Convertible and Nonconvertible Notes Due 2011 and Warrants (the "CAP Financing") contingent upon (a) the Reporting Person's continuous Service with the Issuer and (b) the meeting of certain conditions of the CAP Financing.

      (c) Except for the Reporting Person's acquisition of shares of common stock of the Issuer as described in Item 4 of this Schedule 13D, the Reporting Person has not effected any transactions in the common stock covered by this Schedule 13D during the past 60 days.

      (d) To the knowledge of the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock covered by this Schedule 13D.

      (e)   Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 though 7 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Person and any other person with respect to the common stock or other securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

No.                                         Exhibit
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1.          Agreement and Plan of Merger, dated March 29, 2006, by and among AFG
            Enterprises USA, Inc., FP Merger Sub, Inc., and FP Technology Holdings, Inc, filed as Exhibit No. 2.1 to the Issuer's Current Report on Form 8-K filed on April 4, 2006, and incorporated by reference herein.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 10, 2006
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Date

/s/ William Santo
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Signature

William Santo, Chief Executive Officer
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Name/Title

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)